SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                            ______________________
                                 SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                         Highlands Insurance Group, Inc.
                               (Name of Issuer)

                         Common Stock, Par Value $0.01
                         (Title of Class of Securities)

                                   431032101
                                 (CUSIP Number)

                               Peter A. Hochfelder
                           c/o Brahman Management, L.L.C.
                             277 Park Avenue, 26th Floor
                              New York, New York 10172
                                  (212) 941-1400
                   (Name, address and telephone number of person
                  authorized to receive notices and communications)

                                 September 17, 1997
               (Date of event which requires filing of this statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


      NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
<PAGE


SCHEDULE 13D

CUSIP No. 431032101                                         Page 2 of 24 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Brahman Partners II, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        231,400
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     231,400

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    231,400

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    1.8%

     14        TYPE OF REPORTING PERSON*
                    PN

SCHEDULE 13D

CUSIP No. 431032101                                         Page 3 of 24 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Brahman Institutional Partners, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        314,500
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     314,500

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    314,500

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     2.4%

     14        TYPE OF REPORTING PERSON*
                    PN

SCHEDULE 13D

CUSIP No. 431032101                                         Page 4 of 24 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    BY Partners, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        343,507
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     343,507

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    343,507

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     2.6%

     14        TYPE OF REPORTING PERSON*
                    PN

SCHEDULE 13D

CUSIP No. 431032101                                         Page 5 of 24 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Brahman Management, L.L.C.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    AF

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH          889,407
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                       889,407
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                       889,407

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     6.8%

     14        TYPE OF REPORTING PERSON*
                    OO;IA

SCHEDULE 13D

CUSIP No. 431032101                                         Page 6 of 24 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Brahman Capital Corp.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    AF

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        447,407
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     447,407

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    447,407

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     3.4%

     14        TYPE OF REPORTING PERSON*
                    CO;IA

SCHEDULE 13D

CUSIP No. 431032101                                         Page 7 of 24 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Peter A. Hochfelder

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    AF

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        993,307
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     993,307

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    993,307

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     7.6%

     14        TYPE OF REPORTING PERSON*
                    IN

SCHEDULE 13D

CUSIP No. 431032101                                         Page 8 of 24 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Robert J. Sobel

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    AF

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        993,307
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     993,307

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    993,307

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     7.6%

     14        TYPE OF REPORTING PERSON*
                    IN

SCHEDULE 13D

CUSIP No. 431032101                                         Page 9 of 24 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Mitchell A. Kuflik

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    AF

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        993,307
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     993,307

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    993,307

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     7.6%

     14        TYPE OF REPORTING PERSON*
                    IN

                                                           Page 10 of 24 Pages
           The Schedule 13D initially filed on July 21, 1997, by the signatories hereto relating to the Common Stock, par value $0.01 per share (the "Common Stock"), issued by Highlands Insurance Group, Inc., a Delaware corporation (the "Company"), whose principal executive offices are at 10,370 Richmond Avenue, Houston, Texas 77042, is hereby amended by this Amendment No. 1 to the Schedule 13D as follows:
Item 2.   Identity and Background.
------    -----------------------
           Clauses (a), (b), (c) and (f) of Item 2 are hereby deleted and the following inserted in their place:
          (a) This statement is filed by (i) Brahman Partners II, L.P., a Delaware limited partnership ("Brahman II"), with respect to the shares of Common Stock owned by it, (ii) Brahman Institutional Partners, L.P. ("Brahman Institutional"), a Delaware limited partnership, with respect to the shares of Common Stock owned by it, (iii) BY Partners, L.P. ("BY Partners"), a Delaware limited partnership, with respect to the shares of Common Stock owned by it,
(iv) Brahman Management, L.L.C. ("Brahman Management"), a Delaware limited liability company and the sole general partner of Brahman II, BY Partners and Brahman Institutional, with respect to the shares of Common Stock owned by Brahman II, BY Partners and Brahman Institutional, (v) Brahman Capital Corp., a Delaware corporation ("Brahman Capital"), with respect to the shares of Common Stock held for each of (A) BY Partners and (B) Brahman Partners II Offshore, Ltd. ("Brahman Offshore"), a Cayman Islands exempted company, and
(vi) Peter A. Hochfelder, Robert J. Sobel and Mitchell A. Kuflik, each a citizen of the United States, and together the executive officers and

                                                        Page 11 of 24 Pages
directors of Brahman Capital and the sole members of Brahman Management, with respect to shares of Common Stock subject to the control of Brahman Capital and Brahman Management. The foregoing individuals and entities (other than Brahman Offshore) are hereinafter referred to collectively as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.
          Brahman II, BY Partners and Brahman Institutional are each private investment partnerships, the sole general partner of which is Brahman Management. As the sole general partner of Brahman II, BY Partners and Brahman Institutional, Brahman Management has the power to vote and dispose of the shares of Common Stock owned by each of Brahman II, BY Partners and Brahman Institutional and, accordingly, may be deemed the "beneficial owner" of such shares. The managing members of Brahman Management are Peter Hochfelder, Mitchell Kuflik and Robert Sobel.
          Pursuant to investment advisory contracts (and, in the case of BY Partners, pursuant to an arrangement between Brahman Management and Brahman Capital), Brahman Capital currently has the power to vote and dispose of the shares of Common Stock held for the account of each of Brahman Offshore and BY Partners and, accordingly, may be deemed the "beneficial owner" of such shares. Messrs. Hochfelder, Sobel and Kuflik are the executive officers and directors of Brahman Capital.
          (b)  The address of the principal business and principal office of
(i) Brahman II, Brahman Institutional, BY Partners, Brahman Management,

                                                         Page 12 of 24 Pages
Brahman Capital and Messrs. Hochfelder, Kuflik and Sobel is 277 Park Avenue, 26th Floor, New York, New York 10172; and (ii) Brahman Offshore is c/o Citco, N.V. Kaya Flamboyan 9, Willemstad Curacao, Netherlands Antilles.
          (c) The present principal business of Brahman II, BY Partners, Brahman Offshore and Brahman Institutional is that of a private investment fund, engaging in the purchase and sale of securities for investment for their own accounts. The present principal business of Brahman Management is that of a private investment firm, engaging in the purchase and sale of securities for investment on behalf of Brahman II, BY Partners and Brahman Institutional.
The present principal business of Brahman Capital is that of a private investment firm, engaging in the purchase and sale of securities for investment on behalf of discretionary accounts. The present principal occupations of Messrs. Hochfelder, Sobel and Kuflik are directing the activities of Brahman Management and Brahman Capital.
          (f) Each of the individuals referred to in paragraph (a) above is a United States citizen. Brahman Management is a Delaware limited liability company. Each of Brahman II, BY Partners and Brahman Institutional is a Delaware limited partnership. Brahman Capital is a Delaware corporation.

Brahman Offshore is a Cayman Islands exempted company limited by shares.
Item 3.   Source and Amount of Funds or Other Consideration.
------    -------------------------------------------------
          Item 3 is hereby amended to add the following:
          Since the initial Schedule 13D filing, (i) Brahman II purchased 2,500 shares of Common Stock at a net investment cost of $56,120 (including

                                                         Page 13 of 24 Pages
commissions) and Brahman II sold 3,000 shares of Common Stock for which it received net proceeds of $71,818 (including commissions), (ii) Brahman Institutional purchased 7,000 shares of Common Stock at a net investment cost of $165,945 (including commissions), (iii) BY Partners purchased 12,500 shares of Common Stock at a net investment cost of $300,250 (including commissions), and (iv) Brahman Capital for the account of Quasar International Partners C.V., a Netherlands Antilles limited partnership ("Quasar"), sold 173,300 shares of Common Stock for which it received net proceeds of $4,006,183 (including commissions). As of the close of business on September 24, 1997, Brahman Capital held no shares of Common Stock for the account of Quasar. In
(i) through (iii) above, the funds, with respect to purchases of shares of Common Stock, were furnished from the investment capital of the respective entity.
Item 5.   Interest in Securities of the Issuer.
------    -------------------------------------
          Item 5(a) is hereby deleted and the following inserted in its place:
          (a) As of the close of business on September 24, 1997, (i) Brahman II owns beneficially 231,400 shares of Common Stock, constituting approximately 1.8% of the shares outstanding; (ii) Brahman Institutional owns beneficially 314,500 shares of Common Stock, constituting approximately 2.4% of the shares outstanding; (iii) BY Partners owns beneficially 343,507 shares of Common Stock, constituting approximately 2.6% of the shares outstanding;
(iv) Brahman Management owns beneficially 889,407 shares of Common Stock, constituting approximately 6.8% of the shares outstanding (such amounts are inclusive of the amounts reported by Brahman II, BY Partners and Brahman Institutional pursuant to clauses (i)-(iii) herein); (v) Brahman Capital owns beneficially 447,407 shares of Common Stock, constituting approximately
                                                         Page 14 of 24 Pages
3.4% of the shares outstanding (such amounts are inclusive of the 103,900 shares held for the discretionary account that Brahman Capital manages for Brahman Offshore, and 343,507 shares held by BY Partners); and (vi) each of Messrs. Hochfelder, Sobel and Kuflik own beneficially 993,307 shares of Common Stock, constituting approximately 7.6% of the shares outstanding. Brahman Management, Brahman Capital and Messrs. Hochfelder, Sobel and Kuflik own directly no shares of Common Stock. By reason of the provisions of Rule 13d-5(b)(1) under the Act, the Reporting Persons comprising the foregoing group may be deemed to own 993,307 shares, constituting approximately 7.6% of the shares outstanding. The percentages used herein are calculated based upon the 13,108,321 shares of Common Stock stated to be issued and outstanding at August 15, 1997, as reflected in the Company's quarterly report on Form 10-Q filed with the Securities and Exchange Commission for the quarterly period ended June 30, 1997.
        The second sentence of Item 5(b) is hereby deleted and the following is inserted in its place:
        Brahman Capital is a party to investment management contracts pursuant to which Brahman Capital has investment responsibility with respect to securities held for the account of Brahman Offshore.
        Item 5(b) is hereby amended to add the following:
        The trading dates, number of shares purchased or sold and price per share (excluding commissions) for all transactions by the Reporting Persons during the past 60 days are set forth in Schedule A hereto. All such

                                                          Page 15 of 24 Pages
transactions were open market transactions and were effected on the New York Stock Exchange. No other transactions were effected by any of the persons named in response to Item 5(a) above during such period.

Page 16 of 24 Pages
                                SIGNATURES
          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated:  September 25, 1997
                                    BRAHMAN PARTNERS II, L.P.

                                    By:  BRAHMAN MANAGEMENT, L.L.C.


                                    By:/s/ Peter A. Hochfelder
                                       ---------------------------------------
                                       Name:  Peter A. Hochfelder
                                       Title:  Managing Member


                                    BRAHMAN INSTITUTIONAL PARTNERS, L.P.

                                    By:  BRAHMAN MANAGEMENT, L.L.C.


                                    By:/s/ Peter A. Hochfelder
                                       ---------------------------------------
                                       Name:  Peter A. Hochfelder
                                       Title:  Managing Member


                                    BY PARTNERS, L.P.

                                    By:  BRAHMAN MANAGEMENT, L.L.C.


                                    By:/s/ Peter A. Hochfelder
                                       ---------------------------------------
                                       Name:  Peter A. Hochfelder
                                       Title:  Managing Member


                                    BRAHMAN MANAGEMENT, L.L.C.


                                    By:/s/ Peter A. Hochfelder
                                       ---------------------------------------
                                       Name:  Peter A. Hochfelder
                                       Title:  Managing Member

                                                           Page 17 of 24 Pages

                                    BRAHMAN CAPITAL CORP.


                                    By:/s/ Peter A. Hochfelder
                                       ---------------------------------------
                                       Name:  Peter A. Hochfelder
                                       Title:  President


                                    /s/ Peter A. Hochfelder
                                    ------------------------------------------
                                          Peter A. Hochfelder


                                    /s/ Robert J. Sobel
                                    ------------------------------------------
                                          Robert J. Sobel


                                    /s/ Mitchell A. Kuflik
                                    ------------------------------------------
                                          Mitchell A. Kuflik

                                                          Page 18 of 24 Pages

                                  Schedule A

                             Brahman Partners II, L.P.

                       Transactions in the Common Stock


Date of                 Number of                         Price Per Share
Transaction       Shares Purchased/(Sold)             (excluding commissions)
------------------------------------------------------------------------------

7/31/97                       2,500                         22.388
9/11/97                      (3,000)                        24.000

                                                          Page 19 of 24 Pages

                                  Schedule A

                      Brahman Institutional Partners, L.P.

                       Transactions in the Common Stock


Date of                 Number of                         Price Per Share
Transaction       Shares Purchased/(Sold)             (excluding commissions)
------------------------------------------------------------------------------

8/27/97                      2,000                         23.719
8/29/97                      5,000                         23.618

                                                          Page 20 of 24 Pages

                                  Schedule A

                               BY Partners, L.P.

                       Transactions in the Common Stock


Date of                 Number of                         Price Per Share
Transaction       Shares Purchased/(Sold)             (excluding commissions)
------------------------------------------------------------------------------

8/22/97                      12,500                          24.000

                                                          Page 21 of 24 Pages

                                  Schedule A

                   Brahman Capital Corp. for the account of

                      Quasar International Partners, C.V.

                       Transactions in the Common Stock


Date of                 Number of                         Price Per Share
Transaction       Shares Purchased/(Sold)             (excluding commissions)
------------------------------------------------------------------------------

9/15/97                     (41,000)                         23.125
9/16/97                     (26,000)                         23.262
9/17/97                     (30,000)                         22.917
9/18/97                     (70,800)                         23.218
9/19/97                      (5,500)                         22.750